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                                                                       EXHIBIT 2


                              [NALCO LETTERHEAD]

                                                                   July 1, 1999

Dear Stockholder:

  I am pleased to report that, on June 27, 1999, Nalco Chemical Company (the "Company") entered into a merger agreement with Suez Lyonnaise des Eaux and H2O Acquisition Co., one of its wholly owned subsidiaries, that provides for the acquisition of the Company's common stock (the "Common Stock") and Series B ESOP Convertible Preferred Stock (the "ESOP Preferred Stock"). Under the terms of the proposed transaction, H2O Acquisition Company is today commencing a cash tender offer for all outstanding shares of (i) Common Stock for $53.00 per share, and (ii) ESOP Preferred Stock for $1060.00 per share, in each case, net to the seller in cash. Following the successful completion of the Suez tender offer, the Suez subsidiary will be merged into the Company and all shares not purchased in the Suez tender offer will be converted into the right to receive $53.00 per share of Common Stock and $1060.00 per share of ESOP Preferred Stock, in cash in the merger.

  Your Board of Directors has approved the Suez Lyonnaise des Eaux tender offer and determined that the terms of each of the tender offer and the merger are fair to, and in the best interests of, the Company's stockholders. Accordingly, the Board of Directors recommends that all Nalco Chemical Company stockholders accept the Suez Lyonnaise des Eaux tender offer and tender their shares to H2O Acquisition Co.

  In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. These factors included the opinion, dated June 28, 1999, of Goldman, Sachs & Co., financial advisors to the Company, to the effect that as of such date, and based upon and subject to the matters set forth therein, the cash consideration of $53.00 per share of Common Stock to be received by the Company's common stockholders pursuant to the Suez Lyonnaise des Eaux tender offer and the merger is fair from a financial point of view to such stockholders.

  Enclosed with this letter is the Company's Solicitation/Recommendation Statement on Schedule 14D-9 and the Suez Lyonnaise des Eaux Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. I urge you to read carefully the enclosed materials, including Goldman, Sachs & Co.'s fairness opinion which is attached to the Schedule 14D-9.

  The management and directors of the Company thank you for the support you have given the Company.

                                          Sincerely,

                                          /s/ E.J. MOONEY

                                          E. J. Mooney
                                          Chairman of the Board and
                                          Chief Executive Officer